UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GRAPHIC PACKAGING CORPORATION
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

388688 10 3
(CUSIP Number)

Adolph Coors Company LLC
Suite 412, 2120 Carey Avenue
Cheyenne, Wyoming 82001
with a copy to
Thomas N. Long, Secretary
Adolph Coors Company LLC
Suite 412, 2120 Carey Avenue
Cheyenne, Wyoming 82001

(307) 214-8552
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	388688 10 3

1.
Names of Reporting Persons.

Adolph Coors Company LLC, Trustee of the Adolph Coors, Jr. Trust dated September 12, 1969; the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended); the Bertha Coors Munroe Trust dated July 5, 1946 (as further amended); the Herman F. Coors Trust dated July 5, 1946 (as further amended); the Louise Coors Porter Trust dated July 5, 1946 (as further amended); the Grover C. Coors Trust dated August 7, 1952; and the May Kistler Coors Trust dated September 24, 1965 (all such trusts individually and collectively, the “Coors Family Trusts”) (1)

I.R.S. Identification Nos. of above persons (entities only)

Check the Appropriate Box if a Member of a Group (See Instructions)
2.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,249,576

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,249,576

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,249,576

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3% (2)

14.	Type of Reporting Person (See Instructions) 00 (3)

(1)
The cover pages contained in the Schedule 13D filed on August 18, 2003 (the “Original Schedule 13D”) and in Amendment No. 1 thereto filed on August 1, 2006 are amended by deleting the information therein in their entireties and replacing them with the information contained in the cover page of this Amendment No. 2.

(2)	Using the number in Item 11 divided by the number of outstanding shares (200,625,243) of Common Stock, reported in the Issuer’s Schedule 14A filed on April 18, 2007.

(3)	The Reporting Person is a Wyoming limited liability company.

Amendment No. 2

Introduction

This Amendment No. 2 amends the statement on Schedule 13D/A filed with the Securities and Exchange Commission on August 1, 2006 relating to the shares of Common Stock, $0.01 par value, of Graphic Packaging Corporation, a Delaware corporation (herein called the “Company”).

Item 2.	Identity and Background.

The Reporting Person is a limited liability company formed under the laws of the State of Wyoming for the purpose of acting as the trustee of the Coors Family Trusts identified on the cover page hereof.  Its address is also set forth on the cover page hereof.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The 12 directors of the Reporting Person are named on Schedule I attached hereto and incorporated herein by this reference.  Schedule I sets forth the following information as to each such person:

(i)	name;
(ii)	business address;
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv)	citizenship.

During the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D and Item 4 of Amendment No. 1 thereto are amended by deleting in their entirety the texts therein and inserting in lieu thereof the following:

The Reporting Person became the trustee for the Coors Family Trusts on June 30, 2006. Adolph Coors Company LLC is trustee for all of the holdings of the seven Coors Family Trusts identified on the cover page hereof, including the Common Units of Adolph Coors Company LLC.

The designation by the former individual trustees of the Coors Family Trusts of Adolph Coors Company LLC as successor trustee was designed to provide for a single entity to serve as trustee, which has the benefits of formally consolidating administration and management of the holdings of the Coors Family Trusts and of facilitating short-term and long-term planning for the Trusts.  All 12 of the former individual trustees of the Coors Family Trusts are descendents of Adolph Coors and now constitute the Board of Directors of Adolph Coors Company LLC.

The purpose of this Amendment No. 2 to Schedule 13D is to report the execution and delivery of a Transaction Agreement and Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Bluegrass Container Holdings, LLC, a Delaware limited liability company (“BCH”), TPG Bluegrass IV, LP, a Delaware limited partnership (“TPG IV”), TPG Bluegrass IV – AIV 2, LP, a Delaware limited partnership (“TPG IV – AIV”), TPG Bluegrass V, LP, a Delaware limited partnership (“TPG V”), TPG Bluegrass V – AIV 2, LP, a Delaware limited partnership (“TPG V – AIV”), Field Holdings, Inc., a Delaware corporation (“Field Holdings”), TPG FOF V – A, L.P., a Delaware limited partnership (“FOF V – A”), TPG FOF V – B, L.P., a Delaware limited partnership (“FOF V – B”), BCH Management LLC, a Delaware limited liability company (together with Field Holdings, TPG IV, TPG IV – AIV, TPG V, TPG V –AIV, FOF V – A, FOF V – B, and each owner of BCH Equity Interests (as defined in the Agreement) joining the Merger Agreement (the “Sellers”), New Giant Corporation, a Delaware corporation (“GPHCO”) and Giant Merger Sub, Inc., a Delaware corporation (“Merger Sub”).  The transaction is referred to herein as the “Merger”.  Both the Company and Altivity Packaging, LLC, a company owned and controlled by the Sellers (“Altivity”), which will be acquired in the Merger are engaged in providing paperboard packaging solutions for a wide variety of products to multinational food, beverage and other consumer products companies.  After the Merger, the business and operations of the Company and Altivity will be owned and controlled by GPHCO.

The Merger Agreement provides for the merger of Merger Sub, a wholly owned subsidiary of GPHCO, with and into the Company resulting in the Company becoming a wholly owned subsidiary of GPHCO.  As a result of the Merger, each issued and outstanding share of the Company’s Common Stock will be converted into the right to receive one newly issued share of GPHCO common stock.  The Merger Agreement also provides for each Seller to exchange BCH Equity Interests owned by the Sellers for newly issued shares of GPHCO common stock (the “Exchange”).  The shares of GPHCO common stock to be issued in the Merger to stockholders of the Company will represent approximately 60% and the shares of GPHCO common stock to be issued to the holders of the BCH Equity Interests in the Exchange will represent approximately 40% of the total number of shares of GPHCO common stock to be issued and outstanding after the Merger and the Exchange, on a fully diluted basis.

The Merger Agreement contains customary representations and warranties by each party thereto and covenants relating to the conduct of the Company’s and Altivity’s business between the execution of the Merger Agreement and closing.  In addition, under the terms of the Merger Agreement, the Company has agreed, among other things, not to (i) solicit proposals relating to alternative business combination transactions; (ii) subject to certain exceptions relating to the Company’s Board of Directors’ fiduciary duties, enter into discussions or an agreement concerning or provide information in connection with any proposals for alternative business combination transactions; or (iii) waive any standstill agreement.

The affirmative vote of a majority of the issued and outstanding shares of Company Common Stock is required to approve the Merger, and under the terms of the Merger Agreement, the Company is required to call a meeting of the stockholders of the Company to vote on the approval of the Merger as promptly as reasonably practicable.  As more fully described below, stockholders of the Company representing approximately 65% of the issued and outstanding shares of the Company have entered into a voting agreement (the “Voting Agreement”) pursuant to which they have agreed to vote their shares of the Company’s Common Stock in favor of the Merger.  The Voting Agreement is described in more detail below.

The Company’s Board of Directors may change its recommendation that stockholders vote in favor of the Merger if there exists a superior proposal for an alternative business combination transaction with the Company and the Company’s Board of Directors concludes (after consultation with its legal advisors) that failure to change its recommendation would be reasonably expected to violate its fiduciary duties.

In addition to the approval of the Company’s stockholders, the consummation of the Merger is subject to other customary conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and required approvals of the German Cartel Office, and registration of the shares of GPHCO common stock to be issued in the Merger under the Securities Act of 1933, as amended.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement referred to as Exhibit A in Item 7 hereto and is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D and Item 5 of Amendment No. 1 thereto are amended by deleting in their entirety the texts therein and inserting in lieu thereof the following:

(a)	Information relating to the number of shares of Common Stock beneficially owned by the Reporting Person is incorporated by reference from the cover page.

(b)
The Reporting Person has sole voting and dispositive power with respect to the 60,249,576 shares beneficially owned by it, except to the extent the terms and provisions of a Voting Agreement and a Stockholders Agreement may be deemed to create a power to direct the voting of the shares that is shared between the Reporting Person and the other parties to the Voting Agreement and the Stockholders Agreement.  Both agreements are discussed in Item 6 below and such discussion is incorporated in this Item 5 by reference thereto.

(c)	There were no transactions in the Common Stock of the Company by the Reporting Person effected in the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D and Item 6 of Amendment No. 1 thereto are amended by deleting in their entirety the texts therein and inserting in lieu thereof the following:

Voting Agreement

In connection with the Merger Agreement and proposed Merger described in Item 4, the Reporting Person and two other principal stockholders of the Company concurrently entered into the Voting Agreement covering approximately 65% of the Company’s outstanding shares of Common Stock.

The Voting Agreement provides that each stockholder subject to the Voting Agreement will vote in favor of the approval of the Merger, if the Company’s Board of Directors recommends the Merger.  Because the Merger Agreement provides that the Company must call a meeting of the stockholders, the Merger will be approved unless the Company’s Board of Directors changes its recommendation.

In the event that the Company’s Board of Directors changes its recommendation with respect to a superior proposal from a third party, then the stockholders subject to the Voting Agreement have agreed to vote 32% of the total number of outstanding shares of the Company’s Common Stock held by them in favor of the Merger.  In addition, each stockholder subject to the Voting Agreement has agreed to vote its remaining shares in a manner that is proportionate to the manner in which all other shares of the Company’s Common Stock not subject to the Voting Agreement are voted.  Therefore, the Voting Agreement assures that the Merger will be approved by the Company’s stockholders, unless the Company’s Board of Directors changes its recommendation due to a superior proposal and less than approximately 25% of the outstanding Company’s Common Stock (not including shares subject to the Voting Agreement) votes in favor of the Merger.

The obligations of the Reporting Person under the Voting Agreement terminate upon the earliest to occur of (i) the date the Merger Agreement is terminated in accordance with its terms; (ii) the Closing of the Merger; or (iii) the date on which the Merger Agreement is amended, or any provision thereof is waived, in either case in a manner that changes the form of or reduces the consideration to be paid in the Merger.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement referred to as Exhibit B in Item 7 hereto and is incorporated by this reference.

Stockholders Agreement

As a material inducement to enter into the Merger Agreement, the parties thereto concurrently entered into a Stockholders Agreement to govern certain of their rights, duties, and obligations relating to their ownership of shares of common stock of GPHCO.  Among other things the Stockholders Agreement requires the parties, including the Reporting Person, to vote their shares of GPHCO for a board divided into three classes consisting of various interested and independent persons appointed by the parties.  The Stockholders Agreement will continue as to each party until its share ownership is reduced below specified levels.

In addition, the stockholders are not permitted to transfer shares of GPHCO common stock except in limited instances until 180 days after the closing of the Merger and then generally only in a registered offering pursuant to demand registration rights granted to the parties under the Stockholders Agreement.

This summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement referred to as Exhibit C in Item 7 hereof and incorporated herein by this reference.

Paragraph 1 of Item 6 of Amendment No. 1 to the Original Schedule 13D describes a Stockholders Agreement among the Company’s three largest stockholders that will continue to obtain if the Merger described in Item 4 of this filing is not completed.

Registration Rights Agreement

In connection with the Merger Agreement, GPHCO entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of July 9, 2007, which will become effective upon the closing of the Merger with certain stockholders including the Coors Family Trusts pursuant to which GPHCO agreed, upon request to register with the SEC shares of GPHCO common stock held by the requesting stockholders under certain circumstances and subject to various limitations, but in no event earlier than 180 days following the closing of the Merger.  The stockholders will also be entitled to typical “piggyback” registration rights on registrations by GPHCO.  GPHCO is generally obligated to pay the expenses related to such registrations, except in the cases where the stockholders requesting registration have refused to proceed with the transaction.

This summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement referred to as Exhibit D in Item 7 hereof and incorporated by this reference.

Item 7.	Material To Be Filed as Exhibits.

Filed herewith are the following:

Exhibit No.	Description of Exhibit

A	Transaction Agreement and Agreement and Plan of Merger dated as of July 9, 2007.(1)

B	Voting Agreement dated as of July 9, 2007.(2)

C	Stockholders Agreement dated as of July 9, 2007.(3)

D	Registration Rights Agreement dated as of July 9, 2007.(4)

(1)	Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 11, 2007.

(2)	Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 11, 2007.

(3)	Incorporated by reference from Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on July 11, 2007.

(4)	Incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K filed by the Company on July 11, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007
Date

Adolph Coors Company LLC, Trustee for the Coors Family Trusts

/s/ Jeffrey H. Coors, Co-Chairman
Name/Title

Schedule I

Adolph Coors Company LLC

Board of Directors Information for Schedule 13D Filing

Name/Principal Occupation/Business Address

Name*	Title	Business Name, Address and Principal Business (Unless Noted Otherwise)

William K. Coors	Part Time: Chief Technical Advisor	Coors Brewing Company
c/o 4455 Table Mountain Drive Golden, CO 80403 (beverage brewing)

	Retired	Home:
21509 Cabrini Blvd
Golden, CO 80401

Joseph Coors, Jr.	Retired (Oct. 31, 2000)	Home:
2981 Kendrick Street
Golden, CO 80401

Jeffrey H. Coors	Vice Chairman of the Board	Graphic Packaging Corporation 4455 Table Mountain Drive
Golden, CO 80403 (paperboard packaging)

Peter H. Coors	Vice Chairman of the Board	Molson Coors Brewing Company 311 - 10th Street
Golden, CO 80401 (beverage brewing)

John K. Coors	Chairman, President & CEO	CoorsTek, Inc. 16000 Table Mountain Parkway
Golden, CO 80403 (advanced materials technology)

Wm. Grover Coors, Ph.D.	Chief Scientist	CoorsTek, Inc. 600 - 9th Street
Golden, CO 80401 (advanced materials technology)

J. Bradford Coors	President	C5 Medical Werks 1400 Sixteenth Street, Suite 400
Denver, CO 80202 (medical components manufacturing)

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Name*	Title	Business Name, Address and Principal Business (Unless Noted Otherwise)

Melissa Coors Osborn	Director of Strategy	Coors Brewing Company 311 - 10th Street
Golden, CO 80401 (beverage brewing)

Douglas M. Coors	Vice President, Operations	CoorsTek, Inc. 17750 West 32nd Ave.
Golden, CO 80401-1216 (advanced materials technology)

Peter Joseph Coors	Business Area Manager of Logistics	Coors Brewing Company 311 - 10th Street
Golden, CO 80401 (beverage brewing)

Timothy I. Coors	Continuous Improvement Manager	Graphic Packaging Corporation 10300 Roberts Blvd.
Ft. Smith, AR 72923 (paperboard packaging)

*           Each named person is a citizen of the United States of America.

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